UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Extended Stay America, Inc. / ESH Hospitality, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share of Extended Stay America, Inc. and
Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc., which are attached and trade together as a Paired Share

(Title of Class of Securities)

30224P 200
(CUSIP Number)

Ms. Susanne V. Clark
375 Park Avenue
New York, NY 10152
(212) 672-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number pertains to the ESH Hospitality, Inc.’s Paired Shares, each representing one share of Class B common stock, par value $0.01 per share, of ESH Hospitality, Inc., together with one share of common stock, par value $0.01 per share, of Extended Stay America, Inc., which are attached and trade as a single unit (a “Paired Share”).

The following disclosure assumes that there are a total of 204,715,903 Paired Shares outstanding, which is the number of Paired Shares outstanding as of June 10, 2014 as reported to ESA by the Issuer’s stock registrar.

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Credit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,493,278
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,493,278
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,493,278
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Credit Partners TE Intermediate I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,858,176
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 12,858,176
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,858,176
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Credit Partners General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 23,351,454
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 23,351,454
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,351,454
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Credit GP Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 23,351,454
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 23,351,454
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,351,454
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Credit Partners Offshore Intermediate III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,504,341
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,504,341
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,504,341
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Credit Partners Offshore General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,504,341
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,504,341
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,504,341
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Credit Offshore GP Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,504,341
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,504,341
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,504,341
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Capital Partners AIV VI-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,435,094
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,435,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,435,094
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Capital Partners AIV VI-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,430,085
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,430,085
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,430,085
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Capital Partners Strategic AIV I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 899,604
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 899,604
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 899,604
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Capital Partners SBS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 91,013
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 91,013
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,013
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 27,855,796
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 27,855,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,855,796
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge GP Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 27,855,796
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 27,855,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,855,796
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 55,711,591
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 55,711,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,711,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 55,711,591
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 55,711,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,711,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

EXPLANATORY NOTE: Each of Extended Stay America, Inc., the Blackstone Entities (collectively, “Blackstone”), Centerbridge Entities (collectively, “Centerbridge”), and Paulson Entities (collectively, “Paulson”), listed in Item 4 below (Blackstone, Centerbridge and Paulson, collectively, the “Sponsors”), is a party to a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”) that is described in Item 4 below. Given the terms of the Stockholders’ Agreement, as of the date hereof, Extended Stay America, Inc. and each of the Sponsors and certain of their respective affiliates may be deemed to be a member of a group that owns 167,134,774 Paired Shares and 250,303,494 Class B Shares, or 81.6% of the outstanding Paired Shares, 250,295,833 Class A Shares, or 100% of the outstanding Class A Shares, which are convertible into 250,295,833 Class B Shares, or 55% of all Class B Shares (in each case, calculated in accordance with Rule 13d-3(d) of the Act).

Item 1.  Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Paired Shares, issued by Extended Stay America, Inc. (“ESA”) and ESH Hospitality, Inc. (“ESH REIT” and together with ESA, the “Issuer”). The principal executive offices of the Issuer are located at 11525 N. Community House Road, Suite 100, Charlotte, North Carolina 28277.

Item 2.  Identity and Background.

This Schedule 13D is being filed by

(i)	Centerbridge Credit Partners, L.P., a Delaware limited partnership (“CCP”), with respect to the Paired Shares beneficially owned by it;

(ii)	Centerbridge Credit Partners TE Intermediate I, L.P., a Delaware limited partnership (“CCPTEI”), with respect to the Paired Shares beneficially owned by it;

(iii)
Centerbridge Credit Partners General Partner, L.P., a Delaware limited partnership (“CCPGP”), as general partner of CCP and CCPTEI, with respect to the Paired Shares beneficially owned by CCP and CCPTEI;

(iv)	Centerbridge Credit GP Investors, L.L.C., a Delaware limited liability company (“CCGPI”), as general partner of CCPGP, with respect to the Paired Shares beneficially owned by CCP and CCPTEI;

(v)	Centerbridge Credit Partners Offshore Intermediate III, L.P., a Delaware limited partnership (“CCPOIII”), with respect to the Paired Shares beneficially owned by it;

(vi)	Centerbridge Credit Partners Offshore General Partner, L.P., a Delaware limited partnership (“CCPOGP”), as general partner of CCPOIII, with respect to the Paired Shares beneficially owned by CCPOIII;

(vii)	Centerbridge Credit Offshore GP Investors, L.L.C., a Delaware limited liability company (“CCOGPI”), as general partner of CCPOGP, with respect to the Paired Shares beneficially owned by CCPOIII;

(viii)	Centerbridge Capital Partners AIV VI-A, L.P., a Delaware limited partnership (“VI-A”), with respect to the Paired Shares beneficially owned by it;

(ix)	Centerbridge Capital Partners AIV VI-B, L.P., a Delaware limited partnership (“VI-B”), with respect to the Paired Shares beneficially owned by it;

(x)	Centerbridge Capital Partners Strategic AIV I, L.P., a Delaware limited partnership (“SAIV”), with respect to the Paired Shares beneficially owned by it;

(xi)	Centerbridge Capital Partners SBS, L.P., a Delaware limited partnership (“SBS”), with respect to the Paired Shares beneficially owned by it;

(xii)
Centerbridge Associates, L.P., a Delaware limited partnership (“CALP”), as general partner of VI-A, VI-B, SAIV and SBS, with respect to the Paired Shares beneficially owned by VI-A, VI-B, SAIV and SBS;

(xiii)	Centerbridge GP Investors, LLC, a Delaware limited liability company (“CGPI”), as general partner of CALP, with respect to the Paired Shares beneficially owned by VI-A, VI-B, SAIV and SBS;

(xiv)	Mark T. Gallogly (“Mr. Gallogly”), as managing member of CGPI, CCOGPI and CGPI, with respect to the Paired Shares beneficially owned by CCP, CCPTEI, CCGPI, CCPOIII, VI-A, VI-B, SAIV and SBS; and

(xv)	Jeffrey H. Aronson (“Mr. Aronson”) as managing member of CGPI, CCOGPI and CGPI, with respect to the Paired Shares beneficially owned by CCP, CCPTEI, CCGPI, CCPOIII, VI-A, VI-B, SAIV and SBS.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The business address of the Reporting Persons is 375 Park Avenue, 12th Floor, New York, New York 10152.

Other than Mr. Gallogly and Mr. Aronson, the Reporting Persons are private investment funds (or their general partners) principally engaged in the business of making investments in financial instruments.  Mr. Gallogly is a Managing Principal of Centerbridge Partners, L.P.  Mr. Aronson is a Managing Principal of Centerbridge Partners, L.P.

CCGPI, CCOGPI and CGPI are limited liability companies organized under the laws of the State of Delaware. CCP, CCPTEI, CCPGP, CCPOIII, CCPOGP, VI-A, VI-B, SAIV, SBS and CALP are limited partnerships organized under the laws of the State of Delaware.  Messrs. Gallogly and Aronson are citizens of the United States. The name, citizenship, present principal occupation or employment and business address of the partners, directors and executive officers of each of the Reporting Persons, where applicable, are set forth in Schedule I attached hereto.

During the past five years, none of the Reporting Persons (nor, to the knowledge of  the Reporting Persons, has any of the persons listed on Schedule I hereto) (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Prior to the transactions described below, the Sponsors (as defined below) and certain existing and former members of the board of managers of ESH Hospitality Holdings LLC (“Holdings”) and employees of ESA Management LLC (such board members and employees, “Management Holders”) owned Holdings, which owned all of ESH REIT’s common equity. The Sponsors  owned an approximately 97.5% interest in Holdings and the remaining interests were owned by Management Holders. Pursuant to restructuring and reorganization transactions by which ESA was formed prior to the initial public offering (the “IPO”) of the Paired Shares on November 18, 2013, Holdings liquidated and distributed to the Sponsors and Management Holders substantially all of the common stock of ESH REIT; the common stock of ESH REIT was recapitalized into two classes of common stock: Class A common stock and Class B common stock; the shareholders of ESH REIT (Holdings and the former holders of common interests in Holdings) contributed to ESA all of the Class A common stock of ESH REIT in exchange for common stock of the ESA;  100% of the common stock of ESA and all of the Class B common stock of ESH REIT were paired, forming the Paired Shares; and ESA acquired ESH Hospitality Strategies LLC in exchange for voting preferred stock of ESA.  As a result of these transactions, the Reporting Persons held 55,711,591 Paired Shares and 7,035 shares of voting Series A Preferred Stock of ESA.

References to and descriptions of the pre-IPO transactions described above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the “Pre-IPO Transactions” section of the Issuer’s Final Prospectus filed November 13, 2013, pages 66-67.  The “Pre-IPO Transactions” section is included in this report as Exhibit 2 and is incorporated by reference herein.

Item 4.  Purpose of Transaction.

Stockholders’ Agreement

ESA, ESH REIT and the Sponsors (the Sponsors, together with the Reporting Persons signatory thereto and the Issuer, the “Parties”) entered into a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”), on the terms described below.

Representation.

The Parties agreed that the board of directors of ESA would be comprised of five directors and the board of ESH REIT (each, a “Board”) would be comprised of seven directors, with each Sponsor Group having the right to nominate one director to each Board for so long as such Sponsor Group owns at least 5% of the outstanding Paired Shares.  During this time, each Sponsor Group would also have the right to designate the members of ESA’s and ESH REIT’s audit committee, compensation and nominating and corporate governance committee (or committee similar to any of the foregoing).  ESA and each Sponsor Group has also entered into a voting agreement obligating each Sponsor Group to vote its Paired Shares for the other Sponsor Group’s nominees to each of the Boards and ESA to vote its Class A Common Stock for each Sponsor Group’s nominee. The Sponsors would jointly nominate an additional director to achieve majority control of each Board, which designee, to the extent not an executive officer of ESA or ESH REIT, as the case may be, and otherwise practicable, shall satisfy the requirements to qualify as an independent director.  Three additional directors shall be nominated by each Board and shall be independent directors to the extent necessary to allow the Issuer to satisfy all obligations in respect of legal and regulatory requirements that it have independent directors. The Sponsors’ right to jointly nominate such directors will fall away if the Sponsors’ ownership falls below 50% of the outstanding Paired Shares, not counting any of the Paired Shares of any Sponsor Group that holds less than 5% of the outstanding Paired Shares.

Governance Rights.

ESA and ESH REIT agreed that for so long as the Sponsors hold at least 40% of the outstanding Paired Shares, the following matters may not be carried out by ESA or ESH REIT, as the case may be, without the prior written consent of a majority of the Paired Shares held by the Sponsors  at the time of such consent:  (i) increasing or decreasing the size of the Board of ESA or ESH REIT, (ii) establishing committees of the Board of ESA or ESH REIT, (iii) any amendment of ESA’s or ESH REIT’s charter to remove the provision providing that ESA or ESH REIT will have no expectation or entitlement with regard to corporate opportunities that come to designated directors of the Sponsor Groups, (iv) any determination to unpair the Paired Shares or (v) any decision not to seek to continue to qualify as a REIT.

Each Sponsor Group will individually lose its consent rights if its ownership falls below 5% of the outstanding Paired Shares, but consent rights will remain for the other Sponsor Groups so long as the Sponsors Groups’ collective ownership is at least 40% of the outstanding Paired Shares, not counting any of the Shares of any Sponsor Group that holds less than 5% of the outstanding Paired Shares.

Registration Rights Agreement

ESA, ESH REIT and the Sponsors entered into a Registration Rights Agreement, dated as of November 18, 2013 (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, the Sponsors have the right to require the ESA and ESH REIT to register all or any portion of their Paired Shares under the Securities Act on Form S-1 or Form S-3. Each Sponsor Group is entitled to request up to two registrations on Form S-1 (provided the aggregate offering value of the Paired Shares registered in any such registration equals at least $200 million) and an unlimited number of short-form registrations on Form S-3 (provided the aggregate offering value of the Paired Shares registered in any such registration equals at least $100 million), including underwritten offerings. In addition, if ESA and ESH REIT propose to file a registration statement in connection with a public offering of Paired Shares (including pursuant to a demand registration statement initiated by a Sponsor Group), the Sponsor Groups will be entitled to piggyback registration rights pursuant to which ESA and ESH REIT will be required to include in such registration such number of Paired Shares as they may request. These registration rights will also be subject to cutbacks, priorities and other limitations.

The Registration Rights Agreement also provides that the ESA and ESH REIT will pay all expenses relating to such registrations and indemnify the Sponsors against certain liabilities which may arise under the Securities Act.

“Sponsors” means the following:

Centerbridge Entities
Centerbridge Credit Partners, L.P.
Centerbridge Credit Partners TE Intermediate I, L.P.
Centerbridge Credit Partners General Partner, L.P.
Centerbridge Credit GP Investors, L.L.C.
Centerbridge Credit Partners Offshore Intermediate III, L.P.
Centerbridge Credit Partners Offshore General Partner, L.P.
Centerbridge Credit Offshore GP Investors, L.L.C.
Centerbridge Capital Partners AIV VI-A, L.P.
Centerbridge Capital Partners AIV VI-B, L.P.
Centerbridge Capital Partners Strategic AIV I, L.P.
Centerbridge Capital Partners SBS, L.P.
Centerbridge Associates, L.P.
Centerbridge GP Investors, LLC

Paulson Entities

ESA Recovery Acquisition, LLC
Paulson Advantage, L.P.
Paulson Advantage II L.P.
Paulson Advantage Ltd.
Paulson Advantage Plus, L.P.
Paulson Advantage Plus II L.P.
Paulson Advantage Plus PEQ1 Ltd
Paulson Advantage Plus II Ltd.
Paulson Credit Opportunities, L.P.
Paulson Credit Opportunities IV L.P.
Paulson Credit Opportunities PEQ1 Ltd.
Paulson Credit Opportunities II PEQ1 Ltd.
Paulson Credit Opportunities IV Ltd.
Paulson Recovery Fund, LP
Paulson Recovery Fund II LP
Paulson Recovery PEQ1 Ltd.
Paulson Recovery II Fund Ltd.
Paulson International Ltd.
Paulson Enhanced Ltd.
PCO EN LLC
PCO PP LLC

Blackstone Entities
Blackstone Real Estate Partners VI.A-ESH L.P.
Blackstone Real Estate Partners VI.B-ESH L.P.
Blackstone Real Estate Partners VI.C-ESH L.P.
Blackstone Real Estate Partners (AIV) VI-ESH L.P.
Blackstone Real Estate Partners VI.TE.1-ESH L.P.
Blackstone Real Estate Partners VI.TE.2.ESH L.P.
Blackstone Real Estate Partners VI.F-ESH L.P.
Blackstone Real Estate Holdings VI L.P.

Each of Centerbridge Entities, Paulson Entities and Blackstone Entities shall be referred to as a “Sponsor Group”.

Proposed Secondary Offering

On June 10, 2014, the Issuer filed a joint registration statement contemplating the sale by each of the Sponsors of Paired Shares totalling, together with Paired Shares sold by the other Sponsors, in the aggregate 21,000,000 Paired Shares, assuming no exercise of the underwriters’ over-allotment option.  There is no assurance that the sales contemplated by the registration statement will be completed or, if completed, that the number of Paired Shares sold by any of the Sponsors, or the Sponsors in aggregate, will not be greater or fewer than is currently contemplated.

References to and descriptions of the Stockholders’ Agreement and Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement and Registration Rights agreement, which have been filed hereto as Exhibits 3 and 4, respectively, and incorporated by reference herein.

Other than as described in this Item 4, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time without prior notice, review or reconsider its position and/or change its purpose and/or formulate plans or proposals and may seek to influence management or the board of directors of the Issuer with respect thereto. As a result of these activities, the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) or disposing of securities of the Issuer (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; and taking any action similar to any of those enumerated above. Any transaction that any of the Reporting Persons may pursue will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Person.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

The information set forth or incorporated in Items 2, 3, 4, and 6 is incorporated by reference in its entirety into this Item 5.

(a)–(b) The following disclosure assumes that there are a total of 204,715,903 Paired Shares outstanding, which is the number of Paired Shares outstanding as of June 10, 2014  as reported to ESA by the Issuer’s stock registrar.

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own Paired Shares as follows:
1.	Centerbridge Credit Partners, L.P.
a.	Amount beneficially owned: 10,493,278
b.	Percent of class: 5.1%.
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 10,493,278
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 10,493,278

CCP has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPGP, its general partner, and CCGPI, the general partner of CCPGP.  Neither CCPGP nor CCGPI directly owns any of the Paired Shares.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCP.  However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person.  In addition, each of CCPGP and CCGPI expressly disclaims beneficial ownership of the Paired Shares owned by CCP.

2.	Centerbridge Credit Partners TE Intermediate I, L.P.
a.	Amount beneficially owned: 12,858,176
b.	Percent of class: 6.3%
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 12,858,176
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 12,858,176

CCPTEI has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPGP, its general partner, and CCGPI, the general partner of CCPGP. Neither CCPGP nor CCGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCPTEI. However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCPGP and CCGPI expressly disclaims beneficial ownership of the Paired Shares owned by CCPTEI.

3.	Centerbridge Credit Partners General Partner, L.P. and Centerbridge Credit GP Investors, L.L.C.

a.	Amount beneficially owned: 23,351,454
b.	Percent of class: 11.4%
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 23,351,454
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 23,351,454

Each of CCP and CCPTEI has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPGP, its general partner, and CCGPI, the general partner of CCPGP. Neither CCPGP nor CCGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCP and CCPTEI. However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCPGP and CCGPI expressly disclaims beneficial ownership of Paired Shares owned by CCP and CCPTEI.

4.	Centerbridge Credit Partners Offshore Intermediate III, L.P., Centerbridge Credit Partners Offshore General Partner, L.P. and Centerbridge Credit Offshore GP Investors, L.L.C.
a.	Amount beneficially owned: 4,504,341
b.	Percent of class: 2.2%
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 4,504,341
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 4,504,341

CCPOIII has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPOGP, its general partner, and CCOGPI, the general partner of CCPOGP. Neither CCOGPI nor CCPOGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCPOIII. However, none of the foregoing should be construed in and of itself as an admission by CCOGPI or CCPOGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCOGPI and CCPOGP expressly disclaims beneficial ownership of Paired Shares owned by CCPOIII.

5.	Centerbridge Capital Partners AIV VI-A, L.P.
a.	Amount beneficially owned: 13,435,094
b.	Percent of class: 6.6%
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 13,435,094
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 13,435,094

VI-A has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised CALP, its general partner, and CGPI, the general partner of CALP. Neither CALP nor CGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by VI-A. However, none of the foregoing should be construed in and of itself as an admission by CALP or CGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CGPI expressly disclaims beneficial ownership of Paired Shares owned by VI-A.

6.	Centerbridge Capital Partners AIV VI-B, L.P.
a.	Amount beneficially owned: 13,430,085
b.	Percent of class: 6.6
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 13,430,085
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 13,430,085

VI-B has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CALP, its general partner, and CGPI, the general partner of CALP. Neither CALP nor CGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by VI-B. However, none of the foregoing should be construed in and of itself as an admission by CALP or CGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CGPI expressly disclaims beneficial ownership of Paired Shares owned by VI-B.

7.	Centerbridge Capital Partners Strategic AIV I, L.P.
a.	Amount beneficially owned: 899,604
b.	Percent of class: 0.4%
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 899,604
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 899,604

SAIV has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CALP, its general partner, and CGPI, the general partner of CALP. Neither CALP nor CGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by SAIV. However, none of the foregoing should be construed in and of itself as an admission by CALP or CGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CGPI expressly disclaims beneficial ownership of Paired Shares owned by SAIV.

8.	Centerbridge Capital Partners SBS, L.P.
a.	Amount beneficially owned: 91,013
b.	Percent of class:Less than 0.1%
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 91,013
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 91,013

SBS has the power to dispose of and the power to vote the Paired Shares of Common Stock beneficially owned by it, which powers may also be exercised by CALP, its general partner, and CGPI, the general partner of CALP. Neither CALP nor CGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by SBS. However, none of the foregoing should be construed in and of itself as an admission by CALP or CGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CGPI expressly disclaims beneficial ownership of Paired Shares owned by SBS.

9.	Centerbridge Associates, L.P. and Centerbridge GP Investors, LLC
a.	Amount beneficially owned: 27,855,796
b.	Percent of class: 13.6%
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 27,855,796
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 27,855,796

CALP, as general partner of VI-A, VI-B, SAIV and SBS, and CGPI, as general partner of CALP, share the power to dispose of and the power to vote the Paired Shares beneficially owned by VI-A, VI-B, SAIV and SBS. Neither CALP nor CGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by VI-A, VI-B, SAIV and SBS. However, none of the foregoing should be construed in and of itself as an admission by CALP or CGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CGPI expressly disclaims beneficial ownership of Paired Shares owned by any of VI-A, VI-B, SAIV and SBS.

10.	Mark T. Gallogly and Jeffrey H. Aronson
a.	Amount beneficially owned: 55,711,591
b.	Percent of class: 27.2%
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 55,711,591
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 55,711,591

Messrs. Gallogly and Aronson, as managing members of CCGPI, CCOGPI and CGPI, share power to vote the Paired Shares beneficially owned by CCP, CCPTEI, CCGPI, CCPOIII , VI-A, VI-B, SAIV and SBS. Neither Mr. Gallogly nor Mr. Aronson directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCP, CCPTEI, CCGPI, CCPOIII , VI-A, VI-B, SAIV and SBS. However, none of the foregoing should be construed in and of itself as an admission by Messrs. Gallogly or Aronson or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of Paired Shares owned by any of CCP, CCPTEI, CCGPI, CCPOIII , VI-A, VI-B, SAIV and SBS.

 (c) Except as set forth in Item 3, Item 4 and this Item 5, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Issuer’s Class B Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of the date of this Schedule 13D, other than the Stockholders’ Agreement, the Registration Rights Agreement and the registration of the proposed offering of Paired Shares by the Sponsors, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information in Item 4 of this Schedule 13D related to the Stockholders’ Agreement and the Registration Rights Agreement is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

1.	Joint Filing Agreement, dated June 10, 2014, among the Reporting Persons.

2.	“Pre-IPO Transactions” section of the Issuer’s Final Prospectus filed November 13, 2013, pages 66-67.

3.
Stockholders Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsors (as defined therein), dated November 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013).

4.
Registration Rights Agreement, among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated November 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2014

CENTERBRIDGE CREDIT PARTNERS, L.P.

BY: CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P., its general partner

BY: CENTERBRIDGE CREDIT GP INVESTORS, L.L.C., its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS TE INTERMEDIATE I, L.P.

BY: CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P., its general partner

BY: CENTERBRIDGE CREDIT GP INVESTORS, L.L.C., its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P.

BY: CENTERBRIDGE CREDIT GP INVESTORS, L.L.C., its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CREDIT GP INVESTORS, LLC

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE INTERMEDIATE III, L.P.

BY: CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P., its general partner

BY: CENTERBRIDGE CREDIT OFFSHORE GP INVESTORS, L.L.C., its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P.

BY: CENTERBRIDGE CREDIT OFFSHORE GP INVESTORS, L.L.C., its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CREDIT OFFSHORE GP INVESTORS, L.L.C.

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS AIV VI-A, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE GP INVESTORS, LLC, its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS AIV VI-B, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE GP INVESTORS, LLC, its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS STRATEGIC AIV I, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE GP INVESTORS, LLC, its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE GP INVESTORS, LLC, its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE ASSOCIATES, L.P.

BY: CENTERBRIDGE GP INVESTORS, LLC, its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE GP INVESTORS, LLC

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

/s/ Mark T. Gallogly
Mark T. Gallogly

/s/ Jeffrey H. Aronson
Jeffrey H. Aronson

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement, dated June 10, 2014, among the Reporting Persons.
2	“Pre-IPO Transactions” section of the Issuer’s Final Prospectus filed November 13, 2013, pages 66-67.
3
Stockholders Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsors (as defined therein), dated November 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013).

4
Registration Rights Agreement, among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated November 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013).